May 25, 2011

VIA EDGAR
Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:          Empeiria Acquisition Corp.
Registration Statement on Form S-1
Filed March 4, 2011, as amended
File No. 333-172629

Dear Mr. John Reynolds:

Empeiria Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the oral comments received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 25, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 4, 2011, as amended.

The Company hereby confirms that it will have at least $5,000,000 in net tangible assets prior to the consummation of its initial business transaction.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

EMPEIRIA ACQUISITION CORP.

By:	/s/ Alan B. Menkes
Alan B. Menkes
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP